Exhibit 99.1

AMERICAN TECHNOLOGY ANNOUNCES

RECORD FISCAL YEAR REVENUES

Fiscal 2008 Revenues Top $11 Million,

Q4 2008 Revenues Up 144% Over Prior Year

SAN DIEGO, CA, December 4, 2008 – American Technology Corporation (ATC) (NASDAQ: ATCO), a leading provider of directed sound products and technologies, today reported record revenues of $11.2 million for the fiscal year ended September 30, 2008, an increase of 13% over fiscal 2007. Bolstered by strong LRAD® sales, Q4 2008 revenues topped $3.8 million, a 144% increase over Q4 2007.

In addition to the Company’s record fiscal year revenues, ATC’s accomplishments in fiscal 2008 included:

•	Developed, introduced and shipped a completely reengineered LRAD product line, the LRAD-X™ series, a more powerful, highly intelligible, rugged line of acoustic hailing and warning devices.

•

Developed, introduced and shipped the LRAD-RX™, incorporating an LRAD 1000X™ with the Company’s proprietary pan and tilt drive, a heavy-duty, environmentally rugged “best in class” system with broad applications to drive other devices beyond the LRAD-RX.

•	Shipped the first LRAD systems under the U.S. Navy’s SPS Block 0 award and continued to expand sales to the U.S. Navy.

•	Shipped the first portable LRAD, the 100X™, to the U.S. Military and to customers in Southeast Asia.

•	Further developed global distribution channels by signing new sales representatives in South America, Korea and Japan.

•	Entered into a sales representative agreement with Anchor Innovations to further expand maritime LRAD sales.

Gross profit for fiscal 2008 was $4.4 million or 39% of revenues, compared to a gross profit of $3.4 million, or 34% of revenues for fiscal 2007. The Company expects higher margins through increased sales of LRAD-X systems.

Operating expenses for fiscal 2008 were $10.9 million, an increase of $1.5 million from fiscal 2007. The increase included an increase in non-cash share-based compensation costs of $818,000. Legal and accounting expenses decreased by $439,000 and research and development expenses increased by $1.1 million including $516,000 to develop and launch the LRAD-X product series and a $319,000 increase for patent impairment.

Net loss for fiscal 2008 was $6.4 million or $(0.21) per share, compared to a net loss of $5.6 million or $(0.18) per share for fiscal 2007. The increase in net loss resulted primarily from the increased research and development costs related to developing and launching the LRAD-X product line and non-cash share-based compensation costs, offset by increased gross profit.

“We expect fiscal 2009 to be much improved over the past fiscal year due to accelerating LRAD-X military-related revenue growth and capitalizing on the significant increase in sales and marketing activity surrounding LRAD’s use as part of an effective deterrent against piracy,” remarked Tom Brown, president and CEO of ATC. “We are working to increase sales to the military, homeland and international security organizations, law enforcement, and commercial maritime and defense-related companies.”

“Three years ago, our first generation LRAD was used to help successfully deter a pirate attack against a luxury cruise liner off the coast of Somalia,” Brown added. “Today, LRAD is receiving growing military, commercial security and media recognition as an essential and battle-tested system to help combat escalating international maritime piracy.”

“We look forward to discussing LRAD’s growing importance in the fight against piracy, our fiscal 2008 results, and other business developments on our December 5th conference call,” Brown concluded.

About American Technology Corporation

American Technology Corporation is Shaping the Future of Sound® by providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device (LRAD®), HyperSonic® Sound, and NeoPlanar® product lines make up the core of an expanding portfolio of directed sound products and technologies. For more information about ATC and its directed sound solutions please visit the company’s web site at www.atcsd.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2007 and Form 10-Q for the quarter ended June 30, 2008. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Investor Relations:

Robert Putnam

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000’s omitted)

	September 30, 2008	September 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$2,695	$6,415
Accounts receivable, net	2,211	938
Inventories, net	2,890	3,803
Prepaid expenses and other	251	259

Total current assets	8,047	11,415
Equipment, net	292	422
Patents, net	1,059	1,364
Deposits	58	58

Total assets	$9,456	$13,259

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$964	$772
Accrued liabilities	978	871

Total current liabilities	1,942	1,643

Total stockholders’ equity	7,514	11,616

Total liabilities and stockholders’ equity	$9,456	$13,259

American Technology Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

	Years Ended September 30,
	2008	2007
Total revenues	$11,190	$9,901
Cost of revenues	6,779	6,509

Gross profit	4,411	3,392

Operating expenses:
Selling, general and administrative	7,503	7,053
Research and development	3,354	2,276

Total operating expenses	10,857	9,329

Loss from operations	(6,446)	(5,937)

Other income (expense):
Interest income	171	376
Finance expense	(85)	—

Total other income	86	376

Net loss	$(6,360)	$(5,561)

Net loss per share of common stock—basic and diluted	$(0.21)	$(0.18)

Average weighted number of common shares outstanding	30,535,207	30,326,050